Exhibit 99.1

Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Election of Directors

Toronto, Ontario, May 14, 2015 – Caledonia Mining Corporation (“Caledonia” or the “Company”) today announced the results of the election of directors at its Annual and Special Meeting (“the Meeting”) held on May 14, 2015 in Toronto, Ontario.

The total number of voting shares represented by shareholders present in person or by proxy at the Meeting was 80 representing 34.90% of Caledonia’s outstanding voting shares.

The six nominees proposed by management for election as directors were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
Leigh Wilson	10,949,393	60.74%	7,077,841	39.26%
Steve Curtis	16,620,911	92.20%	1,406,323	7.80%
James Johnstone	17,977,358	99.72%	49,876	0.28%
Richard Patricio	5,371,356	29.80%	12,655,878	70.20%
John Kelly	10,955,368	60.77%	7,071,866	39.23%
Johan Holtzhausen	17,960,735	99.63%	66,499	0.37%

Richard Patricio received more votes withheld than votes in favour of his re-election as a director. As a result, he has submitted his resignation as a director of the Company in accordance with the Company’s majority voting policy. Pursuant to the policy, the Board of Directors has referred the resignation to the Governance Committee for consideration and recommendation.  The Board will announce its decision in accordance with the process stipulated in the majority voting policy by no later than 60 days from the date of the Annual and Special Meeting.

In addition, at the Meeting, KPMG Inc. was re-appointed as auditor of Caledonia for the fiscal year ending December 31, 2015, the 2015 omnibus equity incentive compensation plan was ratified, confirmed and approved, and the amendment to the Company’s By-Law No. 1 was ratified, confirmed and approved.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Halimah Hussain/Megan Ray Tel: +44 20 7138 3204